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                             June 11, 2024

       Quentin Koffey
       Managing Partner
       Politan Capital Management LP
       106 West 56th Street, 10th Floor
       New York, NY 10019

                                                        Re: Politan Capital
Management LP
                                                            Masimo Corporation
                                                            PREC14A filed June
3, 2024 by Politan Capital Management LP et al.
                                                            File No. 001-33642

       Dear Quentin Koffey:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms have the same meaning as in the proxy statement listed above, unless otherwise indicated.

       Preliminary Proxy Statement filed June 3, 2024

       General

   1. Please revise to provide support for the following statement on page 2: "the Board and management team
undermined attempts to improve the Company   s broken corporate
                                                        governance" (emphasis
added). To the extent that support for this statement is included elsewhere in the proxy
statement, so indicate in the revised disclosure.
   2.                                                   We note your disclosure
on page 7 that the    Company   s management team discussed a
                                                        draft of the 2023
Annual Report with the Board, but following such discussion, a majority of the independent
directors of the Board were unwilling to sign the 2023 Annual Report until additional
information that Board members had repeatedly requested was provided
                                                        (emphasis in original).
Please disclose which Board members    repeatedly requested    such
                                                        information.
 Quentin Koffey
Politan Capital Management LP
June 11, 2024
Page 2
3.       We note your disclosure on page 29 that the    Company Proxy Statement
states that
         brokers will not have discretionary authority to vote on any of the proposals at the 2024
         Annual Meeting, including the Ratification of Auditors.    Refer also
to similar disclosure
         on page 30. However, the Company Proxy Statement discloses on page 124
that    because
         the Politan Group has initiated a proxy contest, to the extent that the Politan Group provides a proxy card or voting instruction form to stockholders who hold their shares in
         'street name,' brokers will not have discretionary voting authority to vote on any of the proposals presented at the Annual Meeting, including the ratification of auditors
         (emphasis added). Please revise or advise.
4.       Refer to Schedule II, which states that the schedule includes a table
from the Company   s
         Proxy Statement. We are unable to locate such table within Schedule
II. Please revise or
         advise.
Compensation of the Company's Directors, page 21

5. In the description of Mr. Kiani's Employment Agreement on page 22, please note the areas in which he disagrees with your interpretation of its provisions. For example, we note that he has stated he will not accept an invitation to re-join the Board if not elected at the upcoming annual meeting and therefore believes the payment provisions under his
         Employment Agreement would be triggered. Quantify the estimated payments due if Mr.
         Kiani is not re-elected to the Board and his interpretation of the Employment Agreement prevails.
6. See our last comment above. Clarify your intentions with respect to retaining Mr. Kiani as
         CEO if both of your nominees are elected.
Proposal Three: Advisory Vote to Approve the Compensation of Named Executive Officers, page 26

7. Briefly explain why you are recommending a vote "AGAINST" this proposal or refer to any reasons that appear elsewhere in the proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Blake Grady at 202-551-8573.



FirstName LastNameQuentin Koffey                                 Sincerely,
Comapany NamePolitan Capital Management LP
                                                                 Division of
Corporation Finance
June 11, 2024 Page 2                                             Office of
Mergers & Acquisitions
FirstName LastName